Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-195229

May 12, 2014

Jumei International Holding Limited

Jumei International Holding Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or J.P. Morgan Securities LLC (c/o Broadridge Financial Solutions) toll-free at 1-866-803-9204 (calling these numbers is not toll-free outside the United States) or China Renaissance Securities (US) Inc. at 1-212-554-2960. You may also access the company’s most recent prospectus dated May 12, 2014, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on May 12, 2014, or Amendment No.  2, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1597680/000119312514194760/d650703df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated May 8, 2014. All references to page numbers are to page numbers in Amendment No. 2.

(1) Delete the paragraphs titled “Recent Developments” under the “Prospectus Summary” on page 4 and replace the deleted paragraphs with the following section titled “Recent Developments” on pages 73 and 74:

RECENT DEVELOPMENTS

The following sets forth certain unaudited consolidated statements of operations data for the three months ended March 31, 2014, compared to certain unaudited consolidated statement of operations data for the three months ended March 31, 2013. We have prepared these unaudited consolidated statements of operations data on the same basis as our audited consolidated financial statements. These unaudited consolidated statements of operations data reflect all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair statement of our results of operations for the period presented. We cannot assure you that our results for the three months ended March 31, 2014 will be indicative of our financial results for the full year ending December 31, 2014 or for future periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

	Three Months Ended
	March 31, 2014	March 31, 2013
	(in thousands of US$ and unaudited)
Net Revenues
Merchandise sales	129,833	96,229
Marketplace services	25,026	14,680

Total revenues	154,859	110,909
Cost of revenues	(86,517)	(69,824)

Gross profit	68,342	41,085
Operating expenses
Fulfillment expenses	(19,886)	(13,905)
Sales and marketing expenses	(23,432)	(14,375)
Technology and content expenses	(4,256)	(1,644)
General and administrative expenses	(3,656)	(1,515)

Total operating expenses	(51,230)	(31,439)

Income from operations	17,112	9,646

Other income/(expenses)
Interest income	884	248
Others, net	2,693	(16)

Income before tax	20,689	9,878

Income tax expense	(4,138)	(2,034)

Net income attributable to Jumei International Holding Limited	16,551	7,844

Accretion to preferred share redemption value	(520)	(449)
Income allocation to participating Redeemable Preferred Shares	(5,538)	(2,437)

Net income attributable to ordinary shareholders	10,493	4,958

Net revenues. Our net revenues for the three months ended March 31, 2014 were US$154.9 million, consisting of merchandise sales of US$129.9 million and marketplace services net revenues of US$25.0 million, as compared with net revenues of US$110.9 million for the same period in 2013. This increase was primarily attributable to the increase in the number of active customers and total orders. The number of our active customers increased to approximately 4.9 million for the three months ended March 31, 2014 from approximately 3.7 million for the same period in 2013. The number of our total orders increased to approximately 11.4 million for the three months ended March 31, 2014 from approximately 8.7 million for the same period in 2013, among which the total number of orders fulfilled by our logistics centers increased to approximately 8.9 million for the three months ended March 31, 2014 from 7.4 million for the same period in 2013. Our net GMV was US$271.3 million for the three months ended March 31, 2014, as compared with net GMV of US$190.5 million for the same period in 2013.

Gross profit. Our gross profit for the three months ended March 31, 2014 was US$68.3 million, as compared with US$41.1 million for the same period in 2013. Our gross profit as a percentage of net revenues increased to 44.1% from 37.0% during the same periods. The higher gross profit as a percentage of net revenues for the three months ended March 31, 2014 is mainly attributed to the increased percentage of net revenues generated from exclusive products sold, which generally have higher margins, and the increased percentage of net revenues generated from our marketplace services, from which we do not incur cost of revenues, as compared with the same period in 2013. Our gross profit as a percentage of net GMV increased to 25.2% for the three months ended March 31, 2014 from 21.6% for the same period in 2013, primarily due to the increased gross profit generated from our merchandise sales, especially from exclusive products sold.

Income from operations. Our income from operations for the three months ended March 31, 2014 was US$17.1 million, as compared with US$9.6 million for the same period in 2013. Our operating expenses increased to US$51.2 million for the three months ended March 31, 2014 from US$31.4 million for the same period in 2013 primarily due to our business expansion. Our operating expenses as a percentage of net GMV increased to 18.9% for the three months ended March 31, 2014 from 16.5% for the same period in 2013, primarily due to our increased sales and marketing expenses.

Net income. Our net income for the three months ended March 31, 2014 was US$16.6 million, as compared with US$7.8 million for the same period in 2013.

We incurred US$1.4 million in share-based compensation expenses for the three months ended March 31, 2014, as compared with US$0.1 million for the same period in 2013. Share-based compensation expenses are allocated in operating expense items as follows:

	Three Months Ended
	March 31, 2014	March 31, 2013
	(in thousands of US$)
Fulfillment expenses	226	—
Marketing expenses	393	—
Technology and content expenses	242	6
General and administrative expenses	505	134